UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On April 5, 2018 Husky Energy Inc. issued a press release announcing the resignation of its Chief Financial Officer effective April 5, 2018. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333- 222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: April 5, 2018	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta April 5, 2018

Husky Energy Announces Chief Financial Officer Resignation

Husky Energy today announced that Jon McKenzie, Chief Financial Officer, has resigned and will be leaving the Company effective April 5, 2018.

“On behalf of the Board of Directors and our employees, I would like to thank Jon for his contributions to Husky,” said CEO Rob Peabody.

Husky is executing against the five-year plan outlined at its 2017 Investor Day, and is meeting or exceeding stated targets.

“We are returning cash to shareholders and maintaining a strong balance sheet,” said Peabody. “We continue to invest in low-cost production growth, with our integrated operations adding consistent value.”

Husky will provide an update on its five-year plan delivery and 2022 targets at its 2018 Investor Day, being held May 29th in Toronto.

Husky will announce a new Chief Financial Officer in due course. The Company’s Controller, Jeff Hart, has been appointed Acting CFO. Hart is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants. He has a Bachelor of Commerce degree from Saint Mary’s University, Halifax, with finance and accounting majors. Hart has worked for Husky for eight years, advancing through a series of senior financial roles. Prior to joining Husky, he worked for Statoil, Imperial Oil and Deloitte.

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602